Exhibit 10.m

October 23, 2014

RE: Revised Employment Offer

Christopher Kastner

[Home address removed]

Dear Chris:

I am pleased to confirm your acceptance of our offer of employment for the position of Vice President, Masco Operating System for Masco Corporation, reporting to Keith Allman.  This offer includes:

Cash Compensation

Your rate of pay is $13,461.54 bi-weekly.   Projected on an annualized basis, it amounts to $350,000 with your first salary review to be in April 2016.

You will also be eligible to participate in our discretionary annual bonus program.  Your target bonus opportunity is 50% of your annual base salary.  In a typical year, your bonus percent can range from 0% to 100% of your annual base salary depending on Company and individual performance.  Bonuses are determined after year-end and are normally paid out in February.  Contingent on your employment beginning by no later than December 1, 2014, your bonus for 2014 will be guaranteed at $137,000 to be paid in February of 2015.

Effective January 1, 2015, you will be eligible to participate in our discretionary long term cash incentive plan.  Your target award percent is 50% of your annual base salary.  In a typical year, your award can range from 0% to 100% of your annual base salary depending on Company and individual performance.  Awards are determined at the end of the three-year performance period.

Non-Cash Compensation

As part of your hiring package, we will recommend to the Organization and Compensation Committee of the Masco Board of Directors eligibility to participate in the Company’s discretionary annual incentive stock program.   Your target stock award opportunity is 50% of your annual base salary.  In a typical year, your stock award can range from 0% to100% of your annual base salary depending on Company and individual performance.  Stock awards are determined at year-end and are normally communicated in February.  All awards and aspects of Masco’s incentive stock program have a 20%, five-year vesting schedule.  Currently, all unvested shares also pay a dividend if declared by the company. You will be eligible for a full year stock award for 2014 based upon Company performance.

An initial stock award will be recommended in the amount of 27,000 shares of Masco Corporation common stock.  Up to a four (4) month waiting period (from start of employment) may be required prior to submission to the Organization and Compensation Committee for approval.  All stock grants, including this initial award, are governed by plan documents that are provided at the time the grant is issued, and require your acceptance of the terms of these documents.  This initial award, and generally all awards under Masco’s incentive stock program, will have a 20%, five-year vesting schedule.  Currently, all unvested shares receive dividends if declared by the Company.

Masco considers the granting of stock options annually to motivate key executives to improve our share price and to align their long-term interests with those of shareholders.  You will be eligible for participation in this program.

An initial stock option grant will be recommended in the amount of 27,000 shares.  Up to a four (4) month waiting period (from start of employment) may be required prior to submission to the Organization and Compensation Committee for approval.  All stock option grants, including this initial award, are governed by plan documents that are provided at the time the grant is issued, and require your acceptance of the terms of these documents.  This initial award, and generally all awards under Masco’s incentive stock program, will have a 20%, five-year vesting schedule.

Benefits

You will also be eligible to participate in all of the health and welfare benefit programs of Masco Corporation as a full-time regular employee. Your health insurance begins on the first of the month following 30 days of employment.  You will also be eligible to participate in the 401(k) plan immediately.  The match formula is 100% of the first 4% of your compensation deferred to the plan, subject to IRS 401(k) plan contribution limits.  Company matching contributions are immediately 100% vested.

Assuming you begin your employment in calendar year 2014, you will also participate in the Masco Corporation discretionary profit sharing plan beginning January 1, 2015 with your eligibility for the initial contribution based on 2015 results.  After the end of each year, our Organization and Compensation Committee approves the Company contribution percentage based on the profitability of Masco Corporation for the preceding year.  For 2013, the profit sharing contribution was 8.5% of annual earnings (salary and cash bonus).  You will become 100% vested in this benefit after completing three years of service.

In addition to the qualified Profit Sharing and 401(k) Plans, Masco provides a Benefit Restoration Plan designed to restore profit sharing and 401(k) benefits that you would otherwise lose due to IRS compensation limits that apply to these qualified plans.  You will become 100% vested in this benefit after completing three years of service.

You will also be eligible for four weeks of Company paid time off each service year, in addition to the normal holiday schedule for Masco Corporate.  These benefits along with additional health, welfare, and other Company-sponsored benefits, will be explained in detail on your start date.

Relocation Assistance

Your continued employment is contingent upon relocating to the Detroit, Michigan area within the first twelve (12) months of your employment with Masco.  To assist you with your move, you will be eligible for the Relocation Assistance benefits described in the attached guidelines.  If you have relocation concerns that you believe are not addressed by the guidelines, please discuss them with me.  The relocation guidelines include a miscellaneous moving allowance equaling two bi-weekly pay periods to cover the cost of miscellaneous moving expenses not specifically listed as reimbursable in the guidelines. As an exception to the guidelines, this relocation assistance payment will be increased to $50,000.

If you have relocation concerns that you believe are not addressed by the guidelines, please discuss them with Paul Wagner (313.792.6418) or me.  In the event you should leave Masco Corporation within two years of your start date for reasons other than ours, you will reimburse Masco Corporation for the monies associated with your relocation benefits, including the relocation assistance payment noted above.

This letter is intended to answer many of the questions that you may have concerning your employment, but should not be construed as a contract of employment or a binding obligation without unrestricted right of the Company to modify or terminate the provisions provided herein.  In any case, at all times during your employment you will be an “at will” employee, which means that your employment may be terminated at any time with or without cause.  Upon your start date, you will be required to sign Confidentiality and Non-Compete Agreements, and Masco’s Legal and Ethical Standards Compliance Program.  Additionally, your employment is contingent on the successful completion of a pre-employment background investigation and drug screen.

If the terms of our offer meet with your approval, please sign the second copy of this letter and return to me via email at renee_straber@mascohq.com.

Chris, we believe we can offer you an exciting and challenging opportunity for your personal and professional growth and are convinced you can make a significant contribution in this leadership role for Masco!  If you have any questions, please call me at 313.792.6467.

Welcome onboard!!

Sincerely,

/s/ RENEE STRABER

Renee Straber
Chief Human Resource Officer

Cc: Keith Allman

Offer Accepted:

Signature:	/s/ CHRISTOPHER KASTNER	Date:	10/23/14